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                                                                      EXHIBIT 18

                              [BAILEY LETTERHEAD]

FOR IMMEDIATE RELEASE
                                                                    June 5, 1996

SEABROOK, NH -- Bailey Corporation, a manufacturer of molded plastic components for the automobile industry, announced today it has entered into a merger agreement with Vemco Acquisition Corp., a subsidiary of Venture Holdings Trust of Fraser, Michigan. The agreement calls for Vemco to commence a cash tender offer for all outstanding shares of Bailey's common stock for $8.75 per share.

     Venture Holdings Trust, through its wholly owned subsidiaries and certain affiliates, is engaged in the design, development and manufacture of molded plastic components as well as a wide range of systems integration and other services for the automobile industry in the United States, Canada and the Far East.

     Consummation of the acquisition is contingent upon, among other things, the tender of at least a majority of Bailey Corporation's total outstanding shares of common stock.

     Under the agreement and plan of merger, upon completion of the tender offer, Vemco Acquisition Corp. will be merged with and into Bailey Corporation and thereupon Bailey Corporation will become a subsidiary of Venture Holdings Trust.

     Bailey Corporation, by unanimous vote of its Board of Directors, has determined that the tender offer and plan of merger are fair and in the best interests of the Company's stockholders, have approved the contemplated transaction, and have agreed to recommend to the Company's stockholders that the tender offer be accepted.

     Roger Phillips, Chairman and CEO of Bailey Corporation, stated, "The combination of Bailey with Venture presents an excellent opportunity for the Company to continue to improve its current operations and makes long term strategic sense as the consolidation of the automotive supplier industry continues. We believe the transaction provides the best opportunity for our stockholders to receive a fair return for their investment in Bailey.

"Bailey Corporation's common stock is quoted in the National Association of Securities -- Dealers Quotation System -- National Market System ("NASDAQ-NMS") under the Symbol "BAIB".

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For further information contact:                        Bailey Corporation
                                                        Corporate Offices
                                                        Ph: (603) 474-3011
                                                        Fax: (603) 474-5831